Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES DESIGN WIN WITH
EMERGING STORAGE INDUSTRY LEADER

– Order Ramp-up to ~$1M/Year Confirms Success of Silicom’s
Customer Development Strategy -

KFAR SAVA, Israel— July 8, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced a Design Win with a rapidly-growing provider of high-performance storage solutions whose related orders are projected to ramp up to approximately $1 million per year.

Over the past two years, the customer has been ordering small quantities of Silicom’s multi-port 10Gbps adapters as market traction grew for its storage array solutions. Now, having become a leading storage industry player with dramatically rising sales, the customer has begun expanding and deepening its relationship with Silicom, placing orders for much higher quantities while discussing and considering additional products.

“In the booming Cloud and Virtualization space, where performance is the name of the game, one slow component can bottleneck an entire network,” commented Shaike Orbach, Silicom’s President & CEO. “Like other Cloud and Virtualization players, this emerging Storage Solution leader has come to depend on Silicom for the high-performance adapters it needs to achieve products with top speed and flexibility.”

Mr. Orbach continued, “Our growing business with this customer confirms the ‘emerging leader’ strategy we have been pursuing for some time: that is, working closely with innovative young companies as they break into the marketplace, and then growing our relationship with them as they become ‘players’. Even today, as we ramp up our business with this customer, we continue working with multiple small – even very small – companies that may become the next ones to take off. In dynamic spaces like Virtualization and the Cloud, in which the landscape is changing so rapidly, we believe this strategy will be one of the keys required for expanding our market share, revenues and profits.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com